                                                             +----------------+
                                 UNITED STATES               |   OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION     +----------------+
                            Washington, D.C. 20549           |   OMB Number:  |
                                                             |    3235-0058   |
                                  FORM 12b-25                |     Expires:   |
                                                             |January 31, 2002|
                          NOTIFICATION OF LATE FILING        |     Estimated  |
                                                             |  average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K    |     hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                   |  response..2.50|
                                                             +----------------+
For Period Ended: December 31, 2000                          +----------------+
                  ------------------------                   |   SEC File No. |
                [ ] Transition Report on Form 10-K           |    33-83526    |
                [ ] Transition Report on Form 20-F           |                |
                [ ] Transition Report on Form 11-K           +----------------+
                [ ] Transition Report on Form 10-Q           +----------------+
                [ ] Transition Report on Form N-SAR          |    CUSIP No.   |
                                                             |  46601E 10 5   |
For the Transition Period Ended:                             +----------------+
                                ---------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

The IXATA Group, Inc.
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Full Name of Registrant

8989 Rio San Diego Drive
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Address of Principal Executive Office (Street and Number)

San Diego, California 92108
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The IXATA Group, Inc. is unable to timely file its annual report on Form 10-KSB for the year ended December 31, 2000 because IXATA has not yet completed its audit for the year and cannot do so without unreasonable effort and expense. On December 5, 2000, IXATA issued a total of 1,085,461 shares of newly authorized Series C preferred stock and warrants to purchase an additional 1,050,000 shares of preferred stock to affiliates of NextGen Capital. In connection with this transaction, four of IXATA's directors stepped down and were replaced on the board by three of NextGen's appointees. In addition, Paul
B. Silverman and Andrew H. Kent stepped down as Chief Executive Officer and Chief Financial Officer, respectively. Michael W. Wynne assumed the Chief Executive Officer position and Robert D. Cuthbertson became Chief Financial Officer. For additional information regarding the NextGen transaction, see IXATA's Current Report on Form 8-K dated December 5, 2000 and filed with the Securities and Exchange Commission on December 20, 2000. These management changes have created unavoidable delays in finishing the audit. However, IXATA expects to file its Form 10-KSB within the time period prescribed by Rule 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Robert D. Cuthbertson              703                   803-0544
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

The IXATA Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                          The IXATA Group, Inc.


Date: March 30, 2001                      /s/ Robert D. Cuthbertson
                                          --------------------------------------
                                          By Robert D. Cuthbertson, Chief
                                             Financial Officer